Consolidated Financial Statements

(Expressed in United States Dollars)

VERIS GOLD CORP.

For the year ended December 31, 2013 and 2012

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Veris Gold Corp. (the Company) have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and within the framework of the summary of significant accounting policies disclosed in the notes to these consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent registered public accounting firm to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee is responsible for engaging or re-appointing the external auditors.

These consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

“Shaun Heinrichs”	“Francois Marland”

Shaun Heinrichs	Francois Marland

Chief Financial Officer	Chief Executive Officer

April 14, 2014

1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Veris Gold Corp.

We have audited the accompanying consolidated financial statements of Veris Gold Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012, and the consolidated statements of operations and comprehensive loss, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Veris Gold Corp. and subsidiaries as at December 31, 2013 and December 31, 2012, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matters

Without qualifying our opinion, we draw attention to:

a)	Note 1 of the consolidated financial statements which indicates that the Company has incurred net losses over the past several years and has a working capital deficit in the amount of $167 million and has an accumulated deficit of $446 million as at December 31, 2013. These conditions, along with other matters as set forth in Note 1, indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern; and
b)	Note 13 of the financial statements which describes the uncertainty related to the outcome of the negotiations to settle the forward contract. The outcome of these negotiations could differ significantly from the amount recorded.

/s/ Deloitte LLP

Chartered Accountants

Vancouver, Canada

April 14, 2014

2

Consolidated Statements of Financial Position

(In thousands of US dollars)

		December 31,	December 31,
ASSETS	Note	2013	2012
Current assets:
Cash		$1,161	$9,295
Restricted funds	10	-	8,000
Accounts receivable and other		6,407	10,201
Inventories	9	24,643	21,725
		32,211	49,221
Restricted funds	10	56,369	51,307
Mineral property, plant and equipment	11	223,600	243,602
Deferred transaction costs	16	119	3,666
Other assets		652	663
Total Assets		$312,951	$348,459

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities		$84,373	$35,431
Senior secured gold facility	15	77,309	-
Deferred revenue	15	-	38,671
Forward contracts	13	24,086	7,006
Convertible debt	16	10,000	-
Finance lease obligations	18	3,174	1,942
Embedded derivative liabilities	15,16	393	467
Warrants	14	-	12
		199,335	83,529
Warrants	14	3,322	8,700
Convertible debt	16	5,640	3,769
Forward contracts	13	-	21,480
Deferred revenue	15	-	64,686
Deferred tax liabilities	21	785	9,647
Decommisioning and rehabilitation provisions	17	54,970	54,629
Finance lease obligations	18	2,414	3,358
		266,466	249,798
EQUITY
Share capital	19	453,534	438,313
Share based payments reserve	19	37,510	36,663
Accumulated other comprehensive income		1,050	2,642
Deficit		(445,609)	(378,957)
		46,485	98,661

Total Liabilities and Equity		$312,951	$348,459

See accompanying notes to consolidated financial statements.

Nature of operations and going concern – Note 1

Commitments and contingencies – Note 25

Approved on behalf of the Board on April 14, 2014:

“Gerald Ruth”	Director	“Francois Marland”	Director

3

Consolidated Statements of Operations and Comprehensive Loss

Years Ended December 31

(In thousands of US dollars, except for share and per share amounts)

	Note	2013	2012

Revenue	22	$195,979	$160,561
Cost of sales		180,885	134,350
Gross margin before depreciation and depletion		15,094	26,211
Depreciation and depletion		20,733	12,033
(Loss) income from mine operations		(5,639)	14,178
Impairment of mineral properties and equipment	11(b)	33,300	31,763
Exploration costs		-	88
General and administrative expenses		6,154	8,399
Loss from operations		(45,093)	(26,072)
Other (expense) income:
Interest expense	6	(18,215)	(2,505)
Finance and transaction costs	7	(2,732)	(3,284)
Derivative gain	8	5,228	9,358
Environmental costs		(14,845)	(4,128)
Other (expense) income		(32)	491
Foreign exchange income (loss)		388	(1,789)
		(30,208)	(1,857)
Loss before income taxes		(75,301)	(27,929)
Income tax (expense) recovery
Current	21	(170)	24
Deferred	21	8,819	7,890
Loss for the year		(66,652)	(20,015)

Other Comprehensive (Loss) Income, net of tax:
Items that may be reclassified subsequently to income (loss):
Foreign currency translation adjustments		(1,592)	3,559
Total Comprehensive Loss		$(68,244)	$(16,456)

Loss per share – basic and diluted	24	(0.56)	(0.21)

Weighted average number of shares outstanding
Basic and diluted		119,297,144	97,371,112

See accompanying notes to consolidated financial statements.

4

Consolidated Statements of Shareholders’ Equity

For The Years Ended December 31, 2013 and 2012

(In thousands of US dollars and thousands of common shares)

		Share Capital, Note 19
				Share based payments	Accumulated other comprehensive
	Note	Number	Amount	reserve	(loss) income	Deficit	Total
Balance at January 1, 2012		93,064	$413,357	$33,652	$(917)	$(358,942)	$87,150
Total comprehensive loss
Net loss		-	-	-	-	(20,015)	(20,015)
Other comprehensive income		-	-	-	3,559	-	3,559
		-	-	-	3,559	(20,015)	(16,456)
Issued on private placement	19(c)(i)/(ii)	6,193	10,163	-	-	-	10,163
Issued on public offering	19(c)(vii)	7,503	12,280	252	-	-	12,532
Issued with convertible debt	19(c)(iii)	782	2,201	-	-	-	2,201
Exercise of warrants		76	246	-	-	-	246
Exercise of options	19(d)	23	66	(32)	-	-	34
Share based payment expense	19(d)	-	-	2,791	-	-	2,791
Balance at December 31, 2012		107,641	$438,313	$36,663	$2,642	$(378,957)	$98,661

Balance at January 1, 2013		107,641	$438,313	$36,663	$2,642	$(378,957)	$98,661
Total comprehensive loss
Net loss		-	-	-	-	(66,652)	(66,652)
Other comprehensive loss		-	-	-	(1,592)	-	(1,592)
		-	-	-	(1,592)	(66,652)	(68,244)
Share based payment expense	19(d)	-	-	472	-	-	472
Issued on public offering	19(c)(ix)/(xi)	31,362	9,575	137	-	-	9,712
Issued on private placement	19(c)(x)	15,375	5,646	180	-	-	5,826
Issued with convertible debt	19(c)(viii)	-	-	58	-	-	58
Balance at December 31, 2013		154,378	$453,534	$37,510	$1,050	$(445,609)	$46,485

See accompanying notes to consolidated financial statements.

5

Consolidated Statements of Cash Flow

Years Ended December 31

(In thousands of US dollars)

	Note	2013	2012

Operating activities
Net loss for the period		$(66,652)	$(20,015)
Items not affecting cash:
Depreciation and depletion		20,733	12,033
Recognition of deferred revenue		(14,831)	(23,958)
Loss on recognition of senior secured gold facility	15	12,119	-
Impairment of mineral properties and equipment		33,300	31,763
Finance cost		(7,269)	(5,485)
Interest on senior secured gold facility		8,194	-
Share based payments		472	2,791
Mark to market on embedded derivatives		(646)
Loss on disposal of assets		163	-
Deferred tax recovery		(8,819)	(7,914)
Unrealized foreign exchange loss		(349)	2,541
Change in non cash working capital	20	24,860	(14,020)
Deferred revenue proceeds, net of transaction costs		-	9,076
Cash settlement of deferred revenue		(4,233)	-
		(2,958)	(13,188)
Investing activities
Development stage gold sales		3,517	-
Property, plant and equipment expenditures		(8,915)	(23,425)
Proceeds from sale of property, plant and equipment		225	-
Restricted funds		2,695	6,597
Mineral property expenditures		(14,999)	(12,648)
		(17,477)	(29,476)
Financing activities
Proceeds from derivatives arising on gold forward contracts		-	14,824
Proceeds from units issued on public offering, net of transaction costs	19(c)(ix)/(xi)	12,581	14,429
Proceeds from units issued on private placement, net of transaction costs	19(c)(x)	7,319	8,748
Proceeds from issuance of convertible debentures, net of transactions costs	16	9,555	11,540
Repayment of senior secured gold facility	15	(16,935)	-
Common shares issued upon exercise of stock options and warrants		-	129
		12,520	49,670
Effect of exchange rate changes on cash		(219)	28
Decrease in cash		(8,134)	7,034
Cash, beginning of year		9,295	2,261
Cash, end of year		$1,161	$9,295

Supplemental cash flow information (Note 20)

See accompanying notes to consolidated financial statements.

6

Notes to Consolidated Financial Statements

For The Years Ended December 31, 2013 and 2012

(Tabular amounts in thousands of US dollars unless otherwise noted)

1.	Nature of operations and going concern

Veris Gold Corp (the “Company”) is a gold metal producer engaged in the mining, exploration and development of mineral properties located in Canada and the United States. The Company is incorporated under the laws of the Province of British Columbia, Canada and its shares are listed on the Toronto Stock Exchange and the Frankfurt Exchange.

The Company’s registered address is 999 West Hastings Street, Suite 1040, Vancouver, British Columbia, Canada V6C 2W2.

The consolidated financial statements of the Company as at December 31, 2013, and December 31, 2012, and for the years ended December 31, 2013 and 2012, comprise the Company and its wholly owned subsidiaries (Note 3a).

For properties other than the producing mine at Jerritt Canyon, Nevada, the Company is in the process of mineral exploration and has yet to determine whether these properties contain reserves that are economically recoverable.  The recoverability of the amount shown for these mineral properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the mining claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral properties.

The Company had a loss from operations of $45.1 million for the year ended December 31, 2013 (2012 – $26.1 million), and a $3.0 million outflow of cash from operating activities for the same period (2012 – outflow of $13.2 million). At December 31, 2013 the Company had a working capital deficiency of $167.1 million (December 31, 2012 – $34.3 million) and an accumulated deficit of $445.6 million (December 31, 2012 – $379.0 million). On January 28, 2014, the Company received a Notice of Default under the terms of the Senior Secured Gold Forward Facility held with Deutsche Bank AG.  The Notice of Default arose from the failure of the Company to deliver the required gold as at December 31, 2013 or pay the cash equivalent of the gold delivery shortfall as required under the Agreements.  Deutsche Bank advised the Company that it is considering what actions, if any, it may wish to make in response to the contract concerning this event. These actions may include an assignment of Deutsche Bank’s rights and obligations under the agreements to a third party, or realizing on the security pledged, being the Company's direct and indirect interest in the Jerritt Canyon properties in Nevada.

This event has accelerated efforts undertaken by the Company to restructure or refinance the existing debt commitments, both senior and subordinated, by extending the terms or through the buyout of the debt under new terms.  The restructuring of these liabilities will improve both the cash flow available to the Company as well as the overall capital structure.  As part of these efforts the Company’s Board of Directors appointed a Special Committee, comprised of two independent and one non-independent Director, to review the current options and work with the appointed advisor, Raymond James, to develop and explore refinancing alternatives.

The Company continues to obtain external financing to fund existing operations and to be able to settle obligations as they become due. The Company plans to continue to seek out additional debt or equity financing at favorable terms, to restructure the Company’s capital structure.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The Company’s ability to continue as a going concern and recover its investment in property, plant, and equipment and mineral properties is dependent on its ability to generate positive cash flows and obtain additional financing in order to meet its planned business objectives. However, there can be no assurance that the Company will be able to obtain additional financial resources, or maintain profitability or positive cash flows. If the Company is unable to maintain positive cash flows or obtain adequate financing, the Company will need to further curtail operations and exploration activities. These conditions and matters indicate the existence of material uncertainties that cast significant doubt about the Company’s ability to continue as a going concern. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

7

Notes to Consolidated Financial Statements

For The Years Ended December 31, 2013 and 2012

(Tabular amounts in thousands of US dollars unless otherwise noted)

2.	Basis of preparation

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments when applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

Comparative information

During the year ended December 31, 2013, the Company changed the presentation of its financial statements in order to provide financial statement users with more relevant information. Prior period comparative figures have been amended to conform to the current period’s presentation. In prior periods included in finance and transactions costs, as presented on the consolidated statement of operations and comprehensive income, were the following items: interest expense, including accretion of decommissioning and rehabilitation provisions; environmental costs; finance and transaction costs; and, other expenses. These items are all now separately presented on the consolidated statement of operations and comprehensive loss. Similarly, in prior periods derivative gains and losses, including those on derivative warrant liabilities, were included in interest and other income as was presented on the consolidated statement of operations and comprehensive loss, these derivative gains and losses are now presented separately on the consolidated statement of operations and comprehensive loss. Further, in prior periods the current portion of finance lease obligations was included in accounts payable and accrued liabilities as was presented on the consolidated statements of financial position and this item is now separately presented. There was no impact on total loss before income taxes in periods presented.

3.	Significant accounting policies

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The principal subsidiaries of the Company and their geographic locations at December 31, 2013 were as follows:

Property	Location	Ownership
Ketza River Holdings Ltd.	Yukon	100%
Veris Gold U.S.A. Inc.	Nevada	100%
Castle Exploration Inc.	Colorado	100%

8

Notes to Consolidated Financial Statements

For The Years Ended December 31, 2013 and 2012

(Tabular amounts in thousands of US dollars unless otherwise noted)

(b)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments that are readily convertible to cash and have a maturity date within 90 days of the purchase date.

(c)	Inventories

Stockpiles represent ore that has been mined or purchased and is available for future processing. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore. These costs include direct labor, mine-site overhead expenses, and depreciation and depletion on Jerritt Canyon mine equipment and mineral properties.

Work-in-process inventories are valued at the lower of average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of property, plant and equipment and mineral properties.

Finished goods inventories are valued at the lower of average production cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated selling expenses. Materials and supplies inventories are valued at the lower of average cost and net realizable value.

When inventories have been written down to net realizable value, an assessment of net realizable value is made in each subsequent period. If the circumstances which resulted in the impairment no longer exist, the remaining amount of the write down is reversed.

(d)	Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation less impairment. Depreciation is recorded on a straight-line basis to residual values over the estimated useful lives of the assets. Residual values and useful lives are reviewed at least annually. Property, plant and equipment used in exploration is depreciated and included in mineral properties. Land is not depreciated.

Depreciation rates are as follows:
Mineral properties being depleted	Units of production
Buildings	20 years
Plant and equipment	3 - 20 years

(e)	Mineral properties

Exploration and evaluation expenditures

Exploration and evaluation expenditure relates to the initial costs incurred on the search for, and evaluation of, potential mineral reserves and resources. Exploration includes such costs as exploratory drilling, sampling, mapping and other costs involved in searching for ore. Evaluation includes costs incurred to establish the technical and commercial viability of developing mineral properties acquired or identified through exploration. Exploration and evaluation expenditures, net of any option payments or income tax credits received, are deferred until the property is placed into production, sold or abandoned or determined to be impaired. These deferred expenditures are amortized on a units-of-production (“UOP”) basis over the estimated useful life of the property based on proven and probable reserves following commencement of commercial production, which occurs when the property is capable of operating at levels intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against costs capitalized.

9

Notes to Consolidated Financial Statements

For The Years Ended December 31, 2013 and 2012

(Tabular amounts in thousands of US dollars unless otherwise noted)

Mine development expenditures

Once it has been determined that the development of a mineral property is commercially viable and technically feasible, as a result of establishing proven and probable reserves, the costs incurred to develop a property are capitalized. These costs include engineering and metallurgical studies; drilling and other related costs to delineate an ore body; the costs of removing overburden to initially expose the ore body prior to the start of mining operations; and, the building of access ways, shafts, drifts, ramps and other infrastructure at underground mines. Capitalization of costs incurred ceases when the mining property is capable of operating at levels intended by management.  Various factors are considered by management when making this determination including: 1. major mine infrastructure has been completed; 2. designed and targeted production levels are achieved; and 3. indicators have been observed to suggest that operating results will continue at levels designed and targeted. These capitalized expenditures are amortized on a UOP basis over the estimated useful life of the property based on proven and probable reserves following commencement of production.

Mine development costs incurred during production

During the production phase the Company incurs underground development costs for major underground excavation done to establish new access ways. These costs include building new shafts, drifts, ramps, lateral access ways, and other infrastructure to access specific ore blocks which provide probable future economic benefits to the Company. Costs directly attributable to this underground development are capitalized and amortized on a UOP basis over the estimated useful life of the property.

(f)	Impairment of mineral property plant & equipment

At each reporting date, the Company reviews the carrying amounts of its mineral property plant & equipment to determine whether there is any indication that those assets are impaired. If such impairment exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment. Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable value, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior periods. A reversal of an impairment is recognized as income immediately.

10

Notes to Consolidated Financial Statements

For The Years Ended December 31, 2013 and 2012

(Tabular amounts in thousands of US dollars unless otherwise noted)

(g)	Decommissioning and rehabilitation provisions

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations for environmental rehabilitation in the period in which it is incurred. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the mining assets along with a corresponding increase in the rehabilitation provision. Discount rates that reflect the time value of money and risks specific to the obligation are used to calculate the net present value. The Company’s estimates are reviewed at the end of each reporting period for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Accretion expense is charged to the statement of operations, while adjustments related to changes in estimated cashflows are recorded as increases or decreases in the carrying value of the asset. The capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded if the actual costs incurred are different from the liability recorded.

(h)	Share based payments

The Company has established a share based payment plan as described in Note 19. The Company measures share based payments at fair value and recognizes the expense over the vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of each stock option on the date of the grant. The value of the stock options is expensed or capitalized to mineral properties as share based payment and is credited to the share based payments reserve. The value of the stock options issued to agents in exchange for brokerage services is netted against share capital as share issuance costs and credited to the share based payments reserve.

At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the statement of operations.

(i)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue from the sale of metals is recognized when the significant risks and rewards of ownership have passed to the buyer; it is probable that economic benefits associated with the transaction will flow to the Company; the sale price can be measured reliably; the Company has no significant continuing involvement; and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue from the sale of metals for a mineral property in the development phase is credited against the carrying value of the related mineral property. Revenue from the sale of metals for a mineral property in the production phase is recognized as income when revenue recognition criteria are met.

Revenue from a contract to provide service is recognized with reference to the stage of completion of the contract at the end of the reporting period. Revenue from toll milling services is recognized as material is processed in accordance with the specifics of the applicable toll milling agreement.

11

Notes to Consolidated Financial Statements

For The Years Ended December 31, 2013 and 2012

(Tabular amounts in thousands of US dollars unless otherwise noted)

(j)	Income taxes

The income tax expense for the period comprises current and deferred taxation. Taxation is recognized in the statement of operations and comprehensive income, except to the extent that it relates to items recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the reporting date in countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to tax authorities.

Deferred taxation is recognized using the liability method, on unused tax losses, unused tax credits, and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, the deferred taxation is not recognized if it arises from initial recognition of an asset or liability in a transaction other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred taxation is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred taxation asset is realized or the deferred taxation liability is settled.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity; or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis; or, their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which unused tax losses, unused tax credits, and the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(k)	Flow-through shares

The Company has financed a portion of its exploration expenditures through the issuance of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. The premium paid for the flow-through shares in excess of market value of those shares is credited to liabilities and included in income tax when the related tax benefits are renounced and the Company has incurred the eligible expenditures.

(l)	Warrants

When the Company issues units that are comprised of a combination of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair values. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model.

Those warrants which are denominated in a currency other than the Company’s functional currency are recognized on the consolidated statement of financial position as derivative instruments (Note 14).

12

Notes to Consolidated Financial Statements

For The Years Ended December 31, 2013 and 2012

(Tabular amounts in thousands of US dollars unless otherwise noted)

(m)	Earnings per share

Basic earnings per share is computed by dividing the amount of income / (loss) for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted earnings / (loss) per share assumes that the deemed proceeds received from the exercise of stock options, agents' options and share purchase warrants that are "in the money" would be used to repurchase common shares of the Company at the average market price during the period.

For convertible securities that may be settled in cash or shares at the holder’s option, returns to shareholders and income charges are added back to net earnings used for basic earnings per share and the maximum number of ordinary shares that could be issued on conversion are used in the computing diluted earnings per share.

(n)	Financial instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of the financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial Assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, available-for-sale and held-to-maturity investments. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at initial recognition

(i)	Financial assets at fair value through profit or loss

Derivatives are included in this category and are classified as current assets or non-current assets based on their maturity date. The Company does not acquire financial assets for the purpose of selling in the short term. Financial assets carried at fair value through profit or loss, are initially recognized at fair value. The directly attributable transaction costs are expensed in the income statement in the period in which they are incurred. Subsequent changes in fair value are recognized in net earnings.

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables comprise ‘trade and other receivables’, ‘other assets’ and ‘cash’ in the statement of financial position. Loans and receivables are carried at amortized cost less any impairment.

13

Notes to Consolidated Financial Statements

For The Years Ended December 31, 2013 and 2012

(Tabular amounts in thousands of US dollars unless otherwise noted)

(iii)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either specifically designated as available-for- sale or not classified in any of the other categories. They are included in non-current assets unless the Company intends to dispose of the investment within 12 months of the statement of financial position date. Changes in the fair value of available-for-sale financial assets denominated in a currency other than the functional currency of the holder, other than equity investments, are analyzed between translation differences and other changes in the carrying amount of the security. The translation differences are recognized in the income statement. Any impairment charges are also recognized in the income statement, while other changes in fair value are recognized in other comprehensive income. When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments previously recognized in accumulated other comprehensive income are reclassified to the income statement. Dividends on available-for-sale equity instruments are also recognized in the income statement within investment income when the Company’s right to receive payments is established.

(iv)	Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held-to-maturity, such as bonds, are measured at amortized cost. This cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. This calculation includes all fees paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortized cost, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process.

Financial Liabilities and equity instruments

Borrowings and other financial liabilities are classified as other financial liabilities and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognized in the income statement over the period to maturity using the effective interest method. Excluded from financial liabilities are contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Company’s expected purchase, sale or usage requirements.

(i)	Classification as debt or equity

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

(ii)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by a group entity are recognized at the proceeds received, net of direct issue costs.

14

Notes to Consolidated Financial Statements

For The Years Ended December 31, 2013 and 2012

(Tabular amounts in thousands of US dollars unless otherwise noted)

(iii)	Compound instruments

The component parts of compound instruments (convertible debt) issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. Conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is an equity instrument. Conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a variable number of the Company’s own equity instruments is a financial liability.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to equity. When the conversion option remains unexercised at the maturity date of the convertible note, the balance recognized in equity will remain in equity. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of convertible notes are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability and amortized over the lives of the convertible notes using the effective interest method.

(iv)	Embedded derivatives

Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts.

(o)	Foreign currency translation

The consolidated financial statements are presented in US dollars, which is the Company’s presentation currency.

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates at the date of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in a currency other than the functional currency are recognized in the consolidated statement of operations.

Assets and liabilities of entities with non-US dollar denominated functional currencies are translated at the period end rates of exchange and the results of their operations translated at the average rate for the period. The resulting translation adjustments are included in other comprehensive income (loss). Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in other comprehensive income (loss).

15

Notes to Consolidated Financial Statements

For The Years Ended December 31, 2013 and 2012

(Tabular amounts in thousands of US dollars unless otherwise noted)

(p)	Leases

Significant contracts are assessed to determine whether they contain a lease in substance or legal form. Where the Company receives substantially all the risks and rewards of ownership of the asset, these assets are capitalized at the lower of the fair value of the leased asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is included within other liabilities and interest expense is recognized over the term of the lease. Operating leases are not capitalized and payments are included in the Consolidated Statements of Operations and Comprehensive Income (Loss) on a straight-line basis over the lease term.

(q)	Borrowing costs

Borrowing costs incurred that are attributable to acquiring and developing mineral property or acquiring or constructing property plant and equipment (qualifying assets) are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are ready for their intended use. Mineral properties are ready for intended use when they reach commercial production. Property, plant and equipment are ready for intended use when they are substantially complete and available for their intended use. Capitalization commences on the date that expenditures for the qualifying asset are being incurred, borrowing costs are being incurred by the Company and activities that are necessary to prepare the qualifying asset for its intended use are being undertaken. All other borrowing costs are expensed in the period in which they are incurred.

(r)	Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when:

(v)	The Company has a present obligation arising as a result of a past event;

(vi)	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(vii)	A reliable estimate can be made of the amount of the obligation

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expense required to settle the present obligation If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

16

Notes to Consolidated Financial Statements

For The Years Ended December 31, 2013 and 2012

(Tabular amounts in thousands of US dollars unless otherwise noted)

4.	Critical accounting judgments and estimates

IFRS requires management to make estimates and judgments that affect the amounts reported in the financial statements. By their nature, these estimates and judgments are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements include:

•	Recognition of deferred tax on mineral rights
•	Capitalization and impairment of exploration, evaluation and development expenditures
•	Determination of functional currencies
•	Determination that the future settlement of obligations under the Senior Secured Gold Facility represent a financial liability
•	Applicability of the going concern assumption
•	Determination of commencement of commercial production

Critical accounting estimates include:

•	Determination of ore reserves
•	Impairment of property, plant and equipment
•	Decommissioning and rehabilitation provisions
•	Contingent liabilities
•	Valuation of share based compensation, warrants, and derivative liabilities
•	Income taxes
•	Useful lives of assets
•	Asset depreciation rates

5.	Changes in accounting standards

Accounting standards adopted January 1, 2013

i)	Amendments to IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”)

The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement. The disclosures should be provided retrospectively for all comparative periods. This amendment did not have an impact on the Company’s consolidated financial statements.

ii)	IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

Issued in May 2011, IFRS 10 replaces the consolidation guidance previously provided by IAS 27-Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. This new standard redefines the principle of control for all types of entities, being based on exposure or rights to variable returns from the investee and the ability to affect the reporting entity’s returns. This standard did not have an impact on the Company’s consolidated financial statements.

17

Notes to Consolidated Financial Statements

For The Years Ended December 31, 2013 and 2012

(Tabular amounts in thousands of US dollars unless otherwise noted)

iii)	IFRS 11 - Joint Arrangements (“IFRS 11”)

IFRS 11 replaces IAS 31 - Interests in Joint Ventures, and SIC 31- Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 establishes a principle based approach to accounting for joint arrangements, in which an entity is involved, by assessing its rights and obligations and classifying the type of joint arrangement based on such an assessment. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. This standard did not have an impact on the Company’s consolidated financial statements.

iv)	IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12’)

IFRS 12 requires enhanced disclosure of the Company’s interests in both consolidated and non-consolidated entities to enable readers of the financial statements to evaluate the nature of and risks associated with these interests. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. This standard did not have an impact on the Company’s consolidated financial statements.

v)	IFRS 13 - Fair Value Measurement (“IFRS 13”)

Issued in May 2012, IFRS 13 sets out a single framework for measurement and disclosure of information regarding fair value measurement. This standard applies when another IFRS requires, or permits, fair value measurements and/or disclosures about fair value measurements. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has provided additional disclosure in its consolidated financial statements as a result of this standard.

vi)	Amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”)

This amendment, issued in June 2011, requires an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. This standard had an insignificant impact on disclosures in the Company’s consolidated financial statements.

vii)	Amendment to IAS 19 – Employee Benefits (“IAS 19”)

This amendment, issued in June 2011, introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the option to defer, or recognize in full in earnings, actuarial gains and losses, and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income, and requires use of the same discount rate for both defined benefit obligation and expected asset return when calculating interest costs. Other amendments include modification of the accounting for termination benefits and classification of other employees. This amendment did not have an impact on the Company’s consolidated financial statements.

viii) IFRIC 20 – Stripping Costs in the Production Phase of A Surface Mine (“IFRIC 20”)

In October 2011, the IASB issued IFRIC 20 which clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted, and includes guidance on transition for pre-existing stripping assets. This standard did not have an impact on the Company’s consolidated financial statements.

18

Notes to Consolidated Financial Statements

For The Years Ended December 31, 2013 and 2012

(Tabular amounts in thousands of US dollars unless otherwise noted)

Accounting standards effective January 1, 2014 or later

i)	IAS 32 - Offsetting Financial Assets and Financial Liabilities (“IAS 32”)

The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’. The amendments to IAS 32 require retrospective application. The Company is currently evaluating the impact the amendments are expected to have on its consolidated financial statements.

ii)	IFRS 9 - Financial Instruments (“IFRS 9”)

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity for the classification and measurement of financial instruments. This project has now been completed. However, as part of the Limited Amendments to IFRS 9 project, on July 24, 2013 the IASB tentatively decided to defer the mandatory effective date of IFRS 9 and that the mandatory effective date should be left open pending the finalisation of the impairment and classification and measurement requirements. IFRS 9 would still be available for early application. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

iii)	IFRIC 21 - Levies (“IFRIC 21”)

In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

6.	Interest expense

Interest expense is comprised of:

	Note	2013	2012
Interest on senior secured gold facility	15	$(8,194)	$-
Interest on convertible debt	16	(5,186)	(763)
Interest on trade payables		(2,445)	-
Accretion of decommissioning and rehabilitation provisions	17	(1,707)	(1,225)
Interest on finance leases	18	(458)	(206)
Interest on forward contracts	13	(55)	(911)
Other interest (expense) income		(170)	600

		$(18,215)	$(2,505)

7.	Finance and transaction costs

Finance and transaction costs are comprised of:

	Note	2013	2012
Finance and transaction costs		$(1,765)	$(1,971)
Transaction costs recognized on senior secured gold facility	15	(967)	(1,313)

		$(2,732)	$(3,284)

19

Notes to Consolidated Financial Statements

For The Years Ended December 31, 2013 and 2012

(Tabular amounts in thousands of US dollars unless otherwise noted)

8.	Derivative gain (loss)

Derivative gain (loss) is comprised of:

	Note	2013	2012
Loss on recognition of senior secured gold facility	15	$(12,119)	$-
Gain on warrants	(i)	11,969	17,378
Gain (loss) on revaluation of gold forwards	(ii)(a)	4,004	(7,920)
Gain (loss) on convertible debt embedded derivatives	(ii)(b)	728	(100)
Gain on senior secured gold embedded derivatives	(ii)(c)	646	-

		$5,228	$9,358

(i)	The warrants denominated in Canadian dollars are revalued at each reporting period and the change in fair value recorded in net income (Note 14).

(ii)	Gain (loss) on derivatives is comprised of:

a.	Two gold forward contracts entered into in November 2010 and January 2012 are accounted for as derivatives.

The fair value of the November 2010 forward contract as at December 31, 2013 was $17.3 million (December 31, 2012 - $21.5 million) resulting in a gain of $4.2 million being recognized in the year ended December 31, 2013 (2012 – loss of $1.1 million and financing charge of $5.4 million) (Note 13).

The fair value of the January 2012 forward contract as at December 31, 2013 was $6.8 million (December 31, 2012 - $7.0 million) resulting in a revaluation loss of $0.2 million and interest expense of $0.1 million being recognized in the year ended December 31, 2013 (2012 – loss of $1.4 million and interest expense of $0.9 million). During the year ended December 31, 2013, the Company made a payment of $0.5 million (Note 13). As at December 31, 2013, the Company and the counterparty were in ongoing negotiations to extend the settlement date of this forward contract.

b.	The share conversion option within the convertible debts issued on June 15, 2012, July 19, 2012, October 11, 2012, and April 12, 2013 (Note 16) represents an embedded derivative liability for accounting purposes. These embedded derivatives are bifurcated from the convertible debenture contracts and are recorded at fair value both at inception and at each reporting period based on quoted market prices for the common stock of the Company, with changes in fair value being recognized through other income or loss. On December 31, 2013 the fair value of the embedded derivatives was $0.2 million (2012 - $0.5 million) with revaluation gains of $0.7 million being recognized in the year ended December 31, 2013 (2012 - $0.1 million loss).

c.	The variable nature of gold payments, represented by the minimum and maximum prices on future gold deliveries (the “Collars”) relating to the Senior Secured Gold Facility Agreements, were determined to be embedded derivatives (Note 15). The fair value of the Collars was $0.2 million at December 31, 2013 resulting in a gain of $0.6 million being recognized in the year ended December 31, 2013. The Collars had not been recognized as at December 31, 2012.

20

Notes to Consolidated Financial Statements

For The Years Ended December 31, 2013 and 2012

(Tabular amounts in thousands of US dollars unless otherwise noted)

9.	Inventories

	December 31,	December 31,
	2013	2012
Finished goods	$1,696	$2,511
Stockpiled ore	9,178	1,167
Purchased ore	-	434
Work in progress	5,229	11,642
Materials and supplies	8,540	5,971
	$24,643	$21,725

All of the Company’s inventories on hand are located at the Jerritt Canyon mine in Nevada, USA. As at December 31, 2013 there is a net realizable value provision recorded against materials and supplies inventory of $0.7 million (December 31, 2012 - $0.6 million).

10.	Restricted funds

		December 31,	December 31,
	Note	2013	2012
Chartis commutation account	(a)	$25,538	$25,778
Chartis money market account	(a)	25,272	19,810
Gold forward sale performance reserve	(c)	2,000	10,000
Water use license letter of credit	(b)	2,895	3,103
Cash pledged as security for letters of credit		664	616
		$56,369	$59,307
Current portion of gold forward sale performance reserve	(c)	-	(8,000)
		$56,369	$51,307

(a)	The Company purchased from American Insurance Group (AIG), now known as Chartis, an environmental risk transfer program (the “ERTP”). As part of the ERTP, $25.5 million was on deposit in an interest-bearing account with AIG (the Commutation Account). The Commutation Account principal plus interest earned on the principal is used to fund Jerritt Canyon mine’s ongoing reclamation and mine closure obligations (Note 17).

During 2010 the Company was required to provide further surety to the Nevada Division of Environmental Protection (“NDEP”) and the US Forestry Service to fund the ongoing reclamation and mine closure obligations. To meet this additional surety requirement, the Company currently has on deposit $25.3 million in money market accounts with Chartis.

During the year ended December 31, 2013, the Company made a payment of $1.7 million to fund obligations with the ERTP and a payment of $1.7 million to fund additional surety bond requirements with the NDEP.

During the year ended December 31, 2013, the Company earned interest in the amount of $0.1 million from the commutation and money market accounts (2012 - $0.1 million).

(b)	As required by The Yukon Territorial Government, the Company has funds on deposit in an interest-bearing account with Toronto Dominion Bank reserved for future exploration work in the Yukon related to the Ketza River project.

(c)	As part of the August, 2011 forward gold purchase agreement, the Company was required to deposit $10 million in an escrow account held in the Company’s name. These funds were to be made available when defined production targets have been met (Note 15). The Company met the defined production targets and $8 million of the funds held in escrow were received in February, 2013, the final $2 million is to be released upon settlement of the final scheduled monthly gold delivery. There were no funds received in 2012.

21

Notes to Consolidated Financial Statements

For The Years Ended December 31, 2013 and 2012

(Tabular amounts in thousands of US dollars unless otherwise noted)

11.	Mineral property, plant and equipment

Mineral property, plant and equipment comprise:

	Mineral Properties
	Non- depletable	Depletable	Land and Buildings	Plant and Equipment	Construction in Progress	Other	Total

Cost
December 31, 2011	$81,654	$8,426	$50,349	$78,054	$41,949	$1,641	$262,073
Additions	8,337	13,293	1,805	31,604	-	164	55,203
Commenced Use	-	-	-	6,887	(6,887)	-	-
Foreign exchange	1,890	-	60	2	-	-	1,952
December 31, 2012	91,881	21,719	52,214	116,547	35,062	1,805	319,228
Additions	16,837	11,920	-	4,285	8,247	14	41,303
Disposals	-	-	-	(460)	-	-	(460)
Commenced Use (d)	-	-	-	34,357	(34,357)	-	-
Development stage
gold sales (c)	(3,517)	-	-	-	-	-	(3,517)
Production
commencement, (c)	(12,890)	12,890	-	-	-	-	-
Foreign exchange	(2,159)	-	(117)	(93)	-	(31)	(2,400)
December 31, 2013	$90,152	$46,529	$52,097	$154,636	$8,952	$1,788	$354,154
Accumulated depreciation & Impairment
December 31, 2011	$-	$-	$10,440	$19,589	$-	$1,004	$31,033
Depreciation & depletion	-	2,008	1,737	8,786	-	275	12,806
Impairment (b)	31,763	-	-	-	-	-	31,763
Foreign exchange	-	-	24	-	-	-	24
December 31, 2012	31,763	2,008	12,201	28,375	-	1,279	75,626
Depreciation & depletion	-	7,859	646	13,031	-	272	21,808
Disposals	-	-	-	(72)	-	-	(72)
Impairment (b)	31,708	-	1,564	23	-	5	33,300
Foreign exchange	-	-	(3)	(89)	-	(16)	(108)
December 31, 2013	63,471	9,867	14,408	41,268	-	1,540	130,554
Carrying Value
December 31, 2011	$81,654	$8,426	$39,909	$58,465	$41,949	$637	$231,040
December 31, 2012	$60,118	$19,711	$40,013	$88,172	$35,062	$526	$243,602
December 31, 2013	$26,681	$36,662	$37,689	$113,368	$8,952	$248	$223,600

22

Notes to Consolidated Financial Statements

For The Years Ended December 31, 2013 and 2012

(Tabular amounts in thousands of US dollars unless otherwise noted)

	Jerritt Canyon	Ketza River	Silver Valley
	(c)/(e)	(a)/(i)	(a)/(ii)	Other	Total

Net book value
December 31, 2011	$155,382	$73,648	$1,814	$196	$231,040
Additions	48,750	6,411	-	42	55,203
Disposals	-	-	-	-	-
Depreciation & depletion	(12,586)	(168)	-	(52)	(12,806)
Impairment (b)	-	(29,914)	(1,849)	-	(31,763)
Foreign exchange	-	1,864	35	29	1,928
December 31, 2012	$191,546	$51,841	$-	$215	$243,602
Additions	38,760	2,529	-	14	41,303
Disposals	(388)	-	-	-	(388)
Development stage
gold sales (c)	(3,517)	-	-	-	(3,517)
Depletion/depreciation	(21,593)	(120)	-	(95)	(21,808)
Impairment (b)	-	(33,300)	-	-	(33,300)
Foreign exchange	-	(2,277)	-	(15)	(2,292)
December 31, 2013	$204,808	$18,673	$-	$119	$223,600

(a)	Yukon properties:

(i)	Ketza River properties, Yukon:

The Company has a 100% interest in the Ketza River property including 802 mining claims and leases, a mill and all associated equipment. The focus of the Ketza River property is gold.

(ii)	Silver Valley, Yukon:

The Company has a 100% interest in 149 claims.

(b)	During the years ended December 31, 2013 and 2012 the Company assessed the carrying values of its mineral properties for indications of impairment. The Company believed that certain indicators such as the recent downturn in the resource industry, specifically in relation to exploration and development phase mining projects and the volatility in the global economy, which had negatively affected precious metals prices had contributed to the decrease in the Company’s share price. As a result, the Company determined that the carrying value of its Yukon exploration properties exceeded the expected net present value of its future cash flows. This resulted in an impairment charge of $33.3 million (2012 - $31.8 million impairment) in the year ended December 31, 2013. For the purposes of the impairment assessment, the Company projected a long term gold price per ounce of $1,300 (2012 - $1,600 gold price per ounce projected) and assessed the recoverable amount at fair value less cost of disposal.

23

Notes to Consolidated Financial Statements

For The Years Ended December 31, 2013 and 2012

(Tabular amounts in thousands of US dollars unless otherwise noted)

(c)	Jerritt Canyon properties, Starvation Canyon, Nevada:

In June 2013 it was determined that the Starvation Canyon mine was producing at a level intended by management, and as such became a production stage asset for accounting purposes. Various factors were considered in making this determination including: 1. major mine infrastructure had been completed; 2. designed and targeted production levels had been achieved; and 3. indicators were observed that suggested operating results would continue at levels designed and targeted. Prior to this determination the Starvation Canyon mine produced an estimated 3,003 ounces of gold, approximately 2,453 of which were recovered and sold. Prior to the attainment of commercial production, an estimated $3.5 million was generated from the sale of these ounces, the proceeds from which were credited to the carrying value of the Starvation Canyon mineral property asset.

(d)	In September 2013 various assets, the most significant being the second tailings facility and water storage reservoir, were commissioned and put into use.

(e)	The First and Second Agreements with Deutsche Bank (Note 15) are guaranteed by the Company and involve the registration of various charges to secure a direct and indirect interest in the Jerritt Canyon properties in Nevada.

12.	Related party transactions

During the year ended December 31, 2013, the Company was charged a total of $0.4 million (2012 - $0.3 million) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at December 31, 2013 is $0.1 million (as at December 31, 2012 – $nil).

In January 2012 the Company entered into a gold forward contract with a company related by common directors. The fair value of this liability was $6.8 million as at December 31, 2013 (December 31, 2012 - $7.0 million). For the year ended December 31, 2013, a revaluation loss of $0.2 million and interest expense of $0.1 million was recognized (2012 – $1.4 million revaluation loss and $0.9 million interest expense) (Note 13).

In July 2011 the Company entered into a royalty agreement with a company owned by a director of the Company. The royalty agreement arose in connection with the use of proprietary mercury emissions technology, owned by the related party, at Jerritt Canyon. During the year ended December 31, 2013, a total of $0.5 million was charged to the Company under this agreement (2012 – $0.4 million). The amount owing at December 31, 2013 is $0.2 million (December 31, 2012 – $0.1 million).

The amounts outstanding are unsecured and will be settled in cash. No expense has been recognized for bad or doubtful debts in respect of the amounts owed by related parties.

a)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel during the periods were as follows:

	2013	2012
Salaries, directors fees, and short-term benefits	$1,852	$1,718
Share-based payments	363	1,927
	$2,215	$3,645

The remuneration of directors and key executives is determined by the compensation committee and is dependent upon the performance of individuals, the performance of the Company, and external market trends.

24

Notes to Consolidated Financial Statements

For The Years Ended December 31, 2013 and 2012

(Tabular amounts in thousands of US dollars unless otherwise noted)

13.	Forward contracts

On January 12, 2012, the Company entered into a forward sales contract with a related party (Note 12) which required delivery of 3,665 ounces of gold by June 12, 2012 or a cash payment of $6.0 million at the option of the related party. In June 2012 the Company and the counterparty agreed that the gold delivery required to settle the contract would be extended to August 30, 2012, resulting in an agreed upon late-settlement charge of 2.25% per month on the outstanding balance being imposed on the Company.  This resulted in an additional charge of $0.4 million, or an estimated 165 ounces being due on August 30, 2012.  During the second quarter of 2013, the Company and the counterparty agreed to extend settlement of the contract to June 30, 2013.  Under the terms of the extension, the counterparty received the option to receive an amount of $6.6 million, or alternatively the right to receive 3,839 troy ounces of refined gold.  No settlement was made on either June 30, 2013, or since.  As part of the ongoing extension and renegotiation discussions since June 30, 2013, the Company made a payment of $0.5 million to the counterparty in September, 2013, this payment being almost entirely accrued interest. As at December 31, 2013 the contract had not been settled, the Company was, and continues to be in ongoing negotiations with the counterparty to further extend the settlement date.  The amount of the liability due as of December 31, 2013 was $6.8 million (December 31, 2012 - $7.0 million), and continues to accrue interest on the outstanding balance at a rate of 10% per annum. The Company recorded revaluation losses of $0.2 million and $0.1 million of interest expense (2012 - $1.4 million revaluation loss and $0.9 million interest expense) during the year ended December 31, 2013 (Note 8(ii)(a)).

On November 25, 2010, the Company entered into a gold sales contract which specifies that 6,255 troy ounces of refined gold would be sold to the counterparty by May 30, 2011. In return, the Company received an upfront payment of $7.0 million cash. In May 2011 the Company and the counterparty agreed that the gold delivery would be delayed for a six month period and the Company began accruing a late payment penalty of 2.25% on the ounces of gold to be delivered. In November 2011 the Company and the counterparty agreed that the gold delivery required to settle the contract would occur in December 2012, and that approximately 2,674 additional ounces would be delivered at that time. In December 2012 the Company and the counterparty agreed that the gold delivery required to settle the contract would occur in January 2014, and that approximately 3,819 additional ounces would be delivered at that time. However, at the option of the counterparty, the Company may be requested to settle the liability through a cash payment of $17.3 million rather than through physical delivery of gold. The forward contract has been assessed to be a derivative liability and is recorded at fair value at each reporting date. This derivative liability had a fair value of $17.3 million as at December 31, 2013 (December 31, 2012 - $21.5 million), resulting in a gain of $4.2 million being recognized for the year ended December 31, 2013 (2012 – loss of $1.1 million and $5.4 million financing charge) (Note 8(ii)(a)). In January 2014, neither the $17.3 million, nor the amount of gold ounces required, were delivered as scheduled to settle this contract. The Company is currently in negotiations to determine the settlement amount and the final outcome of those negotiations could differ significantly from the amount recorded.

14.	Warrants

(a)	Equity Warrants

Equity warrants issued to brokers as compensation related to debt and equity financings are considered to be share-based payments and are thus included as a component of equity (“Equity Warrants”) and are not classified as derivative instruments.

25

Notes to Consolidated Financial Statements

For The Years Ended December 31, 2013 and 2012

(Tabular amounts in thousands of US dollars unless otherwise noted)

(b)	Derivative Liability Warrants

As the Company’s functional currency is the US dollar, and the issued and outstanding warrants have an exercise price denominated in Canadian dollars, the warrants are therefore classified as derivative instruments. The warrants have been recognized as a liability in the statement of financial position with the movement in fair value recorded in net income (loss) at each reporting date.

As at December 31, 2013 the following warrants were outstanding:

Derivative liability warrants			In thousands
Expiry date	Note	Exercise price (C$)	December 31, 2012	Warrants issued	Warrants exercised/ expired	December 31, 2013	Fair Value as at December 31, 2012	Fair Value as at December 31, 2013

May 24, 2013		5.50	3,349	-	(3,349)	-	$12	$-
February 8, 2015	15	4.40	4,000	-	-	4,000	1,339	8
May 23, 2015	19(c)(i)	4.00	3,908	-	-	3,908	1,700	15
June 15, 2015¹	16(a)	1.95	2,010	-	-	2,010	1,156	32
July 19, 2015²	16(a)	1.95	1,333	-	-	1,333	782	23
October 12, 2015²	16(a)	1.95	670	-	-	670	423	15
Dec 18, 2016	19(c)(vii)	2.35	3,600	-	-	3,600	3,300	148
April 12, 2018	16(b)	1.80³	-	3,400	-	3,400	-	329
July 5, 2018	16(b)	1.80³	-	500	-	500	-	53
August 16, 2016	19(c)(ix)	0.60	-	4,675	-	4,675	-	516
August 16, 2016	19(c)(ix)	0.65	-	3,197	-	3,197	-	336
September 18, 2016	19(c)(x)	0.60	-	7,500	-	7,500	-	869
December 2, 2016	19(c)(xi)	0.50	-	7,502	-	7,502	-	978

Derivative liability warrant total			18,870	26,774	(3,349)	42,295	$8,712	$3,322

Equity warrants
Expiry date	Note	Exercise price (C$)	December 31, 2012	Warrants issued	Warrants exercised/ expired	December 31, 2013	Equity Value as at December 31, 2012	Equity Value as at December 31, 2013

Dec 18, 2014	19(c)(vii)	2.10	432	-	-	432	$171	$171
Dec 18, 2016	19(c)(vii)	2.35	152	-	-	152	81	81
April 12, 2015	16(b)	1.85	-	100	-	100	-	58
August 16, 2015	19(c)(ix)	0.60	-	708	-	708	-	137
September 18, 2016	19(c)(x)	0.60	-	188	-	188	-	40
September 18, 2016	19(c)(x)	0.65	-	675	-	675	-	140
Equity warrant total			584	1,671	-	2,255	$252	$627
Warrant total			19,454	28,445	(3,349)	44,550

1 Warrant holders exercised their option to amend the exercise price from $3.00 to $1.95 on January 14, 2013.

2 Warrant holders exercised their option to amend the exercise price from $3.00 to $1.95 on February 14, 2013.

3 The exercise price is denominated in $US.

26

Notes to Consolidated Financial Statements

For The Years Ended December 31, 2013 and 2012

(Tabular amounts in thousands of US dollars unless otherwise noted)

The fair value of the liability warrants was $3.3 million as at December 31, 2013 (December 31, 2012 - $8.7 million) and all warrants were long-term in nature (December 31, 2012 - $8.7 million). During the year ended December 31, 2013, a $12.0 million gain was recognized in the consolidated statement of operations and comprehensive income (loss) as a result of changes in the fair value of the warrants (2012 - $17.1 million gain), and $nil was recognized in share capital as a result of the fair value of warrants exercised during the period (2012 - $0.2 million).

The warrants were fair valued using an option pricing model with the following assumptions: no dividends are paid, weighted average volatilities of the Company’s share price of 90%, weighted average expected lives of the warrants of 2.5 years, and weighted average annual risk-free rates of 1.11%.

15.	Senior secured gold facility

On August 12, 2011, the Company entered into a Forward Gold Purchase Agreement (the “First Agreement”) with Deutsche Bank, AG, London Branch (“Deutsche Bank”), which holds more than 10% of the Company’s issued and outstanding common shares. Under the Agreement the Company received a gross prepayment of $120 million (the “Prepayment”), of which net cash proceeds of $73.5 million were received on August 12, 2011. The net cash proceeds represent the $120 million Prepayment net of: (i) $10 million deposited into an escrow account in the Company’s name to be made available upon the Company achieving defined production targets (Note 10(c)); (ii) the $29.9 million settlement of the outstanding senior secured notes; and, (iii) $6.6 million in transaction and legal costs. The February 2013 obligations under the Agreements were net cash settled contemporaneously with the release of $8 million of previously restricted performance reserve funds (Note 10(c)). The Agreement is guaranteed by the Company and involves the registration of various charges against certain assets of the Company in favour of Deutsche Bank.

On February 7, 2012, the Company entered into a second Forward Gold Purchase Agreement (the “Second Agreement”) with Deutsche Bank. Under the Second Agreement the Company received a gross prepayment of $20 million (the “Second Prepayment”), of which net cash proceeds of $18.9 million were received on February 8, 2012. The net cash proceeds represent the $20 million Second Prepayment net of $1.1 million in transaction and legal costs. The Second Agreement is guaranteed by the Company and involves the registration of various charges against certain assets of the Company in favour of Deutsche Bank.

As part of the Second Agreement in addition to the Additional Future Gold Deliveries, the Company also issued to Deutsche Bank one share purchase warrant (the “Warrant”), which can be exercised to purchase 4,000,000 common shares of the Company (each “Share Warrant”) at a price of C$4.40 per share on or before February 8, 2015. The fair value of the Warrant on the date of issuance was determined to be $9.9 million using an option pricing model. Of the Second Prepayment $9.9 million was therefore attributed to the Warrant, and was recorded as a derivative liability which has subsequently been revalued at each reporting date with the movement in fair value recorded in net income (loss) at each reporting date (Note 14). The remaining $10.1 million of the Second prepayment was initially recorded as deferred revenue.

Under the terms of the First and Second Agreements, the Company has sold to Deutsche Bank, a Contract Quantity of Gold in the amount of 173,880 ounces and 27,950 ounces, respectively, to be delivered to Deutsche Bank over a forty-eight and forty-three month term, respectively, commencing September 2011 and March 2012, respectively. For the First Agreement, the scheduled future gold deliveries to Deutsche Bank are: (i) 1,000 ounces per month during the first six months of the term; (ii) 2,000 ounces per month for the following six months of the term; and, (iii) 4,330 ounces per month for the final thirty-six months of the term (the “Future Gold Deliveries”). For the Second Agreement, the scheduled future gold deliveries are 650 ounces delivered per month from March 2012 to September 2015 inclusive (the “Additional Future Gold Deliveries”).

27

Notes to Consolidated Financial Statements

For The Years Ended December 31, 2013 and 2012

(Tabular amounts in thousands of US dollars unless otherwise noted)

In addition to the Prepayment, Deutsche Bank will make additional payments to the Company for the Future Gold Deliveries. For the First Agreement, the amounts being determined by the number of ounces delivered multiplied by the market price of gold, less a minimum price of US$850 per ounce, and up to a maximum price of US$1,950 per ounce. For the Second Agreement, the amounts being determined by the number of ounces delivered multiplied by the market price of gold, less a minimum price of US$850 per ounce, and up to a maximum price of US$1,750 per ounce. For the First Agreement, any shortfall which would occur in the event the Company is unable to produce gold compared to that scheduled under the terms of the Agreement will result in the Company being obligated to pay a US dollar amount equal to the market price of gold per ounce on the scheduled delivery date, multiplied by the shortfall number of gold ounces (the “Shortfall”). For the Second Agreement, any shortfall which would occur in the event the Company is unable to produce gold compared to that scheduled under the terms of the Agreement will result in the Company being obligated to either (a) pay a US dollar amount equal to the market price of gold per ounce on the scheduled delivery date, multiplied by the shortfall number of gold ounces (the “Shortfall”); or (b) issue to Deutsche bank common shares of the Company with equivalent market value of the Shortfall.

For the First Agreement, interest will be charged on the Shortfall at the LIBOR rate plus 2% per annum (based on 360 days/year) and is due on demand. For the Second Agreement, interest will be charged on the Shortfall at 9% per annum and is due on demand. However, under the Agreement the Company may deliver a monthly Shortfall in gold, plus interest, if it can do so within fourteen days of the scheduled monthly delivery date. The Company is only allowed to exercise this late delivery right no more frequently than four times in total during the term of the Agreement, and no more frequently than during two consecutive calendar months.

Pursuant to the First Agreement and the Second Agreement (collectively, the “Agreements”), the Company was required to deliver a total of 2,650; 4,980; and, 1,980 ounces of gold on April 30, 2012; November 30, 2012; and June 30, 2013, respectively. Under the Agreements the Company was entitled to, and did request, a fourteen day extension to that delivery requirement and the Company delivered 2,650; 4,000; 980; and,1,980 ounces of gold on May 17, 2012; December 10, 2012; December 14, 2012; and July 15, 2013. The Company made cash payments in lieu of delivery of 4,980; and 4,980 ounces of gold on October 31, 2013; and November 30, 2013. The Company did not deliver or make cash payment in lieu of delivery of 4,980 ounces of gold due on December 31, 2013.  The February 2013 obligations under the Agreements were net cash settled contemporaneously with the release of $8 million of previously restricted performance reserve funds (Note 10(c)). The Agreement is guaranteed by the Company and involves the registration of various charges against certain assets of the Company in favour of Deutsche Bank.

Pursuant to the terms of the Agreements, in July and August of 2013 the Company elected to net-cash settle the two $4.23 million obligations due for those two months. These cash payments represented the $850 per ounce due on the monthly 4,980 ounce gold delivery scheduled for those months. The election to cash settle was indicative that the Agreements were no longer held for the purpose of delivering gold in accordance with the Company’s expected requirements. As such, the cash-settlement election (the “Triggering Event”) triggered the need to reassess the deferred revenue accounting treatment originally adopted for the Agreements. Under the original deferred revenue treatment the initial proceeds received by the Company from the Agreements, less the $9.9 million attributable warrants issued along with the Second Agreement, were being recognized from deferred revenue liabilities into revenue on a per-ounce basis, as the ounces were delivered.

28

Notes to Consolidated Financial Statements

For The Years Ended December 31, 2013 and 2012

(Tabular amounts in thousands of US dollars unless otherwise noted)

The reassessment of the Agreements required by the Triggering Event resulted in the Company concluding that as of July 1, 2013 the Agreements were financial liabilities. Further, the variable pricing used for the additional gold payments, represented by the minimum and maximum prices on future gold deliveries (the “Collars”), were determined to be derivatives embedded within the Agreements, thus making the Agreements financial liabilities. It was determined that for accounting purposes upon the Triggering Event that the embedded derivative Collars be initially recognized at fair value and then subsequently measured at fair value through profit or loss.

The initial and subsequent fair value of the Collars is determined by reference to the aggregated value of certain gold calls with pricing and settlement dates  similar to (i) the Collars’ pricing; and (ii) the Agreements’ scheduled future gold delivery obligation dates. The initial fair value of these embedded derivative liabilities was determined to be $0.9 million. The fair value of this embedded derivative as of December 31, 2013 was $0.2 million, resulting in a $0.6 million gain from derivatives being recognized in the year ended December 31, 2013 (Note 8(ii)(c)).

The Senior Secured Gold Facility, which represents the debt-host contract of the Agreements, excluding the separately valued and accounted for embedded derivative liabilities, is a financial liability that was also recorded initially at fair value as of July, 2013; and, as been subsequently measured at amortized cost using the effective interest method. The initial fair-value of this financial liability was $92.0 million, which was determined by using an effective interest rate of 18% applied to the anticipated monthly cash-flows attributable to the scheduled monthly gold delivery obligations of the Agreements. A $12.1 million loss was recognized in the year ended December 31, 2013 which resulted from recording the Senior Secured Gold Facility (Note 8) at fair value as of July 1, 2013. The resulting interest expense recognized for the year ended December 31, 2013 was $8.2 million (Note 6).

As of December 31, 2013, the Senior Secured Gold Facility had the following carrying values:

	December 31, 2013		December 31, 2012
	Current	Long Term	Current	Long Term
Senior Secured Gold Facility	$77,309	$-	$38,671	$64,686

As of December 31, 2013, the Company has made the following settlements and has the following obligations for future deliveries:

	December 31, 2013		December 31, 2012
	Au oz's	Au oz's	Au oz's	Au oz's
	Settled	Future Delivery	Settled	Future Delivery
Senior Secured Gold Facility	96,600	105,230	41,820	160,010

The Company incurred $8.7 million of fees to parties involved in the Agreement, of which $1.7 million was expensed as transaction costs and the balance of $7.0 million paid to Deutsche Bank was originally deferred based on the direct relationship the fees have with the revenue expected to be recognized in future periods.

These previously deferred transaction costs were contemplated as part of the revaluation of the Senior Secured Gold Facility and, as of the July 2013 revaluation date, are no longer separately presented and amortized.

29

Notes to Consolidated Financial Statements

For The Years Ended December 31, 2013 and 2012

(Tabular amounts in thousands of US dollars unless otherwise noted)

As of December 31, 2013, the Company has the following deferred transaction costs:

	December 31, 2013		December 31, 2012
	Current Deferred	Long Term Deferred	Current Deferred	Long Term Deferred
	Transaction Costs	Transaction Costs	Transaction Costs	Transaction Costs
Senior Secured Gold Facility	$-	$-	$2,072	$3,477

On January 28, 2014, the Company received a notice of default from Deutsche Bank for failure to make the full scheduled delivery as of December 31, 2013 or any amount in cash corresponding to the gold delivery shortfall. Subsequent to year end, the Company has failed to make the scheduled delivery for January, February and March 2014, or any amount in cash corresponding to the gold delivery shortfall.

Deutsche Bank has advised the Company that it is considering what actions, if any, it may wish to make in response to the contract concerning this event. These actions include an assignment of Deutsche Bank’s rights and obligations under the agreements to a third party or realizing on the security granted.

16.	Convertible debt

(a)	Convertible debentures

The Company issued unsecured convertible debentures on June 15, 2012 (the “June Debentures”), July 19, 2012 (the “July Debenture”), October 11, 2012 (the “October Debenture”), for gross proceeds of C$6.0 million, C$4.0 million, and C$2.0 million, respectively (collectively, the "Debentures"). The June, July, and October Debentures bear interest at a rate of 11% per annum and have December 15, 2015, January 19, 2016, and April 11, 2016 maturity dates (the "Maturity Date"), respectively.

At the option of the holder, the principal amount of the Debentures, and all interest accrued thereon, will be convertible into common shares of the Company (the "Shares") at any time prior to the close of business on the Maturity Date, based on a conversion price equal to the greater of: (a) $1.50; and, (b) the market price of the Shares, as defined in the TSX Company Manual (the “Market Price”), discounted by 5% per Share (the "Conversion Option").

Upon the Maturity Date, the Debentures and all interest accrued thereon may, at the Company's discretion, be paid in cash, Shares (up to a maximum of 75%), or any combination of cash and Shares (up to a maximum of 75% Shares). The Company may only elect to convert all or any part of the Debentures outstanding in Shares if the market price for the Shares is greater than $2.00 for at least five out of the ten trading days preceding the date in which the Company delivers the Shares to the holder (such date not to be less than twenty days prior to the Maturity Date). The holder will have the option to require early repayment in the event of default by the Company.

For the June, July, and October Debentures, the Company also issued 201,011; 133,332; and, 66,956 common shares, respectively of the Company (the "Structuring Shares"), and 2,010,125; 1,333,333; and, 669,568 common share purchase warrants (the "Warrants"), respectively, to the Debenture holders. Each Warrant entitles the holder to purchase one Share at an exercise price of $3.00 and will expire three years following the Closing Date. On January 14, 2013 the holders of the June Debentures exercised their option to amend the exercise price of the June Warrants from $3.00 to $1.95. On February 14, 2013 the holders of the July and October Debentures exercised their option to amend the exercise price of the July and October Warrants from $3.00 to $1.95.

30

Notes to Consolidated Financial Statements

For The Years Ended December 31, 2013 and 2012

(Tabular amounts in thousands of US dollars unless otherwise noted)

On October 24, 2012 the holders of the June Debentures elected to convert C$1 million of the face value into 380,373 shares. The carrying value of the debt component settled was $0.4 million and the fair value of the shares issued was $1.1 million (Note 19(c)(vi)) which resulted in a loss on conversion of $0.7 million.

(b)	Convertible note

On April 12, 2013, the Company entered into a senior unsecured promissory note, which was amended on May 15, 2013 (the “Note”) with a principal sum of US$10.0 million. The Note bears an interest at a rate of 9% per annum and matured on December 12, 2013.

In connection with the Note, the Company also issued to the lender 3,400,000 five-year common share purchase warrants with an exercise price of US$1.80 per warrant. In connection with the Note transaction, the Company also paid a finder’s fee equal to 4% of the aggregate gross proceeds to Casimir Capital Ltd. (“Casimir”), and also issued Casimir 100,000 common share purchase warrants with an exercise price of C$1.85 and a term of two years from the Closing Date.

The Note provides that from and after the maturity date or at the election of the Lender in an Event of Default (as defined in the Note), the principal may be converted, in minimum increments of $500,000 and no more than 20% of the original principal of the amended Note in any one 30-day period, into common shares of the Company based on a conversion price equal to the greater of: (a) US$0.50, provided that if the US$0.50 floor price would cause the Lender’s ownership interest in the Company to be greater than 19.9% of the Company’s issued and outstanding common shares, the floor price shall be the price that would cause the Lender’s ownership interest in the Company to be equal to 19.9% of the Company issued and outstanding common shares; and (b) the Market Price (as defined in the TSX Company Manual) of the Company’s common shares discounted by 10% per share. The ability of the Lender to exercise its option to convert the principal into common shares remains subject to TSX approval at the time of the conversion. In addition, pursuant to the terms of the Note, on July 5, 2013, the Company issued the Lender an additional 500,000 common share purchase warrants with an exercise price of US$1.80 and an expiry date of July 5, 2018.

As a result of the conversion option features in the Debentures and the Note, both convertible debt instruments are recorded as compound financial liabilities. For accounting purposes the conversion options are embedded derivative liabilities which are initially bifurcated from the debt host contracts (the Debentures and the Note), are measured separately at fair value, and subsequently re-measured at fair value through interest and other income (expense) (Note 8) at each reporting date. The debt component of the Debentures and the Note are measured at amortized cost, and is accreted over the expected term to maturity using the effective interest method.

As of December 31, 2013 the US $10 million principal had not been paid and remained outstanding. Subsequent to December 31, 2013 the Company entered into an agreement with the Lender to extend the maturity date of the Note to January 12, 2014, and to amend the exercise price of the related warrants from US$1.80 to US$0.50. The amendment to the exercise price of the warrants became effective as of February 14, 2014. The principal amount was not settled on the extended January 12, 2014 maturity date, this resulted in the Company incurring interest on the outstanding balance at a rate of 21% per annum, payable monthly.

31

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013 and 2012
(Tabular amounts in thousands of US dollars unless otherwise noted)

The table below provides a summary of the allocation on the initial recognition of the issued convertible debt:

Initial value	Components
		Embedded	Equity	Warrant Liability
	Debt	Derivative	Note 19(iii)/(v)	Note 14	Total
CAD
June 15, 2012	$1,947	$152	$584	$3,317	$6,000
July 20, 2012	846	141	453	2,560	4,000
October 11, 2012	569	71	213	1,147	2,000
April 12, 2013	7,344	459	-	2,331	10,134
	10,706	823	1,250	9,355	22,134
USD
June 15, 2012	1,901	148	570	3,238	5,857
July 20, 2012	840	140	450	2,539	3,969
October 11, 2012	578	69	214	1,169	2,030
April 12, 2013	7,247	453	-	2,300	10,000
	$10,566	$810	$1,234	$9,246	$21,856

The Debentures had a total of $1.3 million of transactions costs incurred with the issuance which were allocated to the components noted above on a pro-rata basis. The Debentures had a $0.6 million portion attributed to the debt components which have been deferred and will be amortized over the term of the Debentures; $0.1 million portion attributed to the Structuring shares which was recorded in equity net of the allocated proceeds; and the remainder was included in expensed transaction costs (Note 7).

As at December 31, 2013 the carrying value of the embedded derivative and debt components of the convertible debt instruments was as follows:

Carrying value	Embedded Derivative		Debt
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012
June 15, 2012	149	332	2,891	2,041
July 20, 2012	9	91	1,797	1,094
October 11, 2012	5	44	952	634
April 12, 2013	1	-	10,000	-
	164	467	15,640	3,769
Current portion	-	-	(10,000)	-
	164	467	5,640	3,769

17.	Decommissioning and rehabilitation provisions

Changes in reclamation obligations:

	December 31,	December 31,
	2013	2012
Balance, beginning of year	$54,629	$47,548
Accretion expense	1,707	1,225
Foreign exchange	(238)	77
Reclamation spending	-	(63)
Revisions in estimates of liabilities and additional obligations	(1,128)	5,842
	$54,970	$54,629

As at December 31, 2013 and December 31, 2012 all of the decommissioning and rehabilitation provisions were long-term in nature.

32

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013 and 2012
(Tabular amounts in thousands of US dollars unless otherwise noted)

The Company’s decommissioning and rehabilitation provisions consist of reclamation and closure costs for both active mines and exploration activities. The present value of obligations relating to active mines is currently estimated at $51.5 million (2012 - $51.0 million) reflecting payments for approximately the next 24 years. The present value of obligations relating to exploration activity are currently estimated at $3.5 million (2012 - $3.6 million) reflecting payments for approximately the next 10 years. Significant reclamation and closure activities include land and water rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance, and other costs.

The undiscounted value of this liability is $70.5 million (2012 - $68.9 million). Inflation rate assumptions of 1.7% and discount rates of 2.5% – 3.5% have been used to determine the present value of the obligation. The 2013 revision in estimates of liabilities and reduction in obligations is primarily due to the recognition of additional future reclamation obligations offset by increased discount rates (2012 increased due to recognition of additional future reclamation obligations). The majority of future estimated decommissioning and rehabilitation work has been funded through cash deposits held at various financial and government institutions (Note 10).

18.	Finance lease obligations

The Company has finance lease obligations at the Queenstake Resources U.S.A., Inc. subsidiary for equipment used for the Jerritt Canyon operations. The net carrying amount of the leased equipment included in mobile plant and equipment was $8.7 million at December 31, 2013 (December 31, 2012 - $7.1 million) (Note 11).

	December 31,	December 31,
Maturity analysis of finance leases:	2013	2012
Current	$3,174	$1,942
Non-current	2,414	3,358
	$5,588	$5,300

	December 31,	December 31,
Reconciliation of minimum lease payments	2013	2012
Less than a year	$3,660	$2,406
2 years	1,945	2,229
3 years	340	1,322
	5,945	5,957
Less: unearned finance income	(357)	(657)
Present value of minimum lease payments	$5,588	$5,300

19.	Share capital and share based payments

(a)	Authorized share capital consists of an unlimited number of common shares

(b)	On October 9, 2012, the Company completed a ten for one consolidation (the “Consolidation”) of the Company’s common shares. On October 9, 2012, the 996,901,669 common shares issued and outstanding were consolidated to approximately 99,689,930 common shares. The Company’s outstanding stock options and listed warrants were adjusted on the same basis with proportionate adjustments being made to the stock option exercise prices and warrant exercise prices respectively. All comparative period information has been adjusted to reflect this Consolidation.

33

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013 and 2012
(Tabular amounts in thousands of US dollars unless otherwise noted)

(c)	Common shares issued and outstanding

(i)	On May 23, 2012, the Company closed a private placement for gross proceeds of $8.7 million, from the issuance of an aggregate of 3,908,174 units at price of C$2.30 per unit. Each unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$4.00 per share within twenty-four months of closing of the private placement. Of the $8.7 million proceeds $3.5 million was attributed to common shares, and $5.2 million was attributed to the warrants. There was no finder’s fee or commission payable on the private placement.

(ii)	May 28, 2012, the Company closed a private placement to settle $6.7 million in current accounts payable by the issuance of an aggregate of 2,284,740 commons shares at a deemed price of C$3.00 per share. There was no finder’s fee or commission payable on the private placement.

(iii)	On June 15, 2012, the Company issued 201,011 Structuring shares concurrently with the issuance of convertible debentures (Note 16). $0.6 million of the gross proceeds were attributed to the Structuring shares which were recorded in equity net of transaction costs of $41 thousand.

(iv)	On July 19, 2012, the Company issued 133,332 Structuring shares concurrently with the issuance of convertible debentures (Note 16). $0.4 million of the gross proceeds were attributed to the Structuring shares which were recorded in equity net of transaction costs of $32 thousand.

(v)	On October 12, 2012, the Company issued 66,956 Structuring shares concurrently with the issuance of convertible debentures (Note 16). $0.2 million of the gross proceeds were attributed to the Structuring shares which were recorded in equity net of transaction costs of $15 thousand.

(vi)	On November 13, 2012, the Company issued 380,373 Structuring shares upon conversion of convertible debentures (Note 16). The fair value of the Structuring shares issued upon conversion was $1.1 million.

(vii)	On December 18, 2012, the Company closed a public offering of 7,200,000 Units at a price of C$2.10 per Unit representing aggregate gross proceeds of $15.3 million. Each Unit comprises one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of C$2.35 until December 18, 2016. Of the gross proceeds $13.4 million was attributed to common shares and recorded in equity, and $1.9 million was attributed to the warrants and recorded in warrant liability (Note 14).

The Company paid agents fees equivalent to 6% ($0.9 million) of the public offering. The agents fees were satisfied with $0.3 million in cash, and 304,085 units under the same terms as the public offering. The unit shares had a value of $0.6 million, which was recorded in equity, and the unit warrants had a fair value of $0.1 million, which was recorded in transaction costs and finance fees (Note 7).

The Company also issued agents 432,000 broker compensation options with a fair value of $0.2 million at issuance which was recorded in equity (Note 14). Each broker compensation option consisted of one common share purchase option exercisable to purchase one additional common share in the Company at a price of C$2.10 per share until December 18, 2014.

34

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013 and 2012
(Tabular amounts in thousands of US dollars unless otherwise noted)

(viii)	On April 12, 2013, the Company issued 100,000 broker compensation warrants concurrently with the issuance of convertible note (Note 16). The broker compensation warrants had a fair value of $0.1 million at issuance which was recorded in equity (Note 14).

(ix)	On August 16, 2013, the Company closed a public offering of 9,349,362 Units at a price of C$0.52 per Unit and 6,393,310 Flow-Through Units at a price of C$0.55 per Unit for gross proceeds of $8.1 million. Each Unit and Flow-Through Unit is comprised of one common share of the Company and one half of one common share purchase warrant. Each Unit Warrant has an exercise price of C$0.60 and entitles the holder thereof to acquire one common share of the Company until August 16, 2016. Each whole Flow-Through Unit warrant has an exercise price of C$0.65 and entitles the holder thereof to acquire one common share of the Company until August 16, 2016. Of the gross proceeds $6.1 million was attributed to common shares and recorded in equity, $0.2 million was attributed to the flow-through share premium and recorded in deferred tax liabilities, and $1.8 million was attributed to the warrants and recorded in warrant liability.

The Company paid agents fees equivalent to 7% ($0.9 million) of the public offering. The agents’ fees were satisfied with $0.6 million in cash, and 314,853 common shares of the Company. The shares had a value of $0.2 million. 78% of the agents fees were recorded in equity and 22% were recorded in transaction costs and finance fees (Note 7).

The Company also issued agents 708,420 broker compensation warrants with a fair value of $0.1 million. 78% of the broker compensation warrants were recorded in equity and 22% were recorded in transaction costs and finance fees (Note 7). Each broker compensation warrant consisted of one common share purchase option exercisable to purchase one additional common share in the Company at a price of C$0.60 per share until August 16, 2015.

(x)	On September 18, 2013, the Company closed a private placement for gross proceeds of $7.6 million, from the issuance of an aggregate of 15,000,000 units at price of C$0.52 per unit. Each unit consisted of one common share and one half of one share purchase warrant exercisable to purchase one additional common share at a price of C$0.60 per share until September 18, 2016. Of the gross proceeds $6.0 million was attributed to common shares and recorded in equity, and $1.6 million was attributed to the warrants and recorded in warrant liability.

The Company paid agents fees equivalent to 5% ($0.4 million) of the private placement. The agents fees were satisfied with $0.2 million in cash, and 375,000 units under the same terms as the private placement. 79% of the agents fees were recorded in equity and 21% were recorded in transaction costs and finance fees (Note 7).

The Company also issued agents 675,000 broker compensation warrants with a fair value of $0.1 million. 79% of the broker compensation warrants were recorded in equity and 21% were recorded in transaction costs and finance fees (Note 7). Each broker compensation warrant consisted of one common share purchase option exercisable to purchase one additional common share in the Company at a price of C$0.65 per share until September 18, 2016.

35

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013 and 2012
(Tabular amounts in thousands of US dollars unless otherwise noted)

(xi)	On December 2, 2013, the Company closed a public offering of 8,488,780 Units at a price of C$0.405 per Unit and 6,515,628 Flow-Through Units at a price of C$0.43 per Unit for gross proceeds of $5.9 million. Each Unit and Flow-Through Unit is comprised of one common share of the Company and one half of one common share purchase warrant. Each whole Unit and whole Flow-Through Unit Warrant has an exercise price of C$0.50 and entitles the holder thereof to acquire one common share of the Company until December 2, 2016. Of the gross proceeds $4.6 million was attributed to common shares and recorded in equity, $0.2 million was attributed to the flow-through share premium and recorded in deferred tax liabilities, and $1.1 million was attributed to the warrants and recorded in warrant liability.

The Company paid agents fees equivalent to 6% ($0.5 million) of the public offering. The agents fees were satisfied with $0.4 million in cash, and 300,088 common shares of the Company. The shares had a value of $0.1 million. 81% of the agents fees were recorded in equity and 19% were recorded in transaction costs and finance fees (Note 7).

(d)	Stock options

The Company has a stock option plan (“the Plan”) in place under which the Board of Directors may grant options to acquire common shares of the Company to directors, employees and service providers. Under the terms of the Plan, the number of securities issuable to insiders, cannot exceed 10% of the issued and outstanding securities. The options vest over a variable period of time up to three years dependent upon the individual’s role and any specified performance criteria. The company is currently restricted from issuing new stock options pending the completion of regulatory compliance matters pertaining to the Company’s most recently approved Stock Option Plan.

The total fair value of the stock based compensation recognized during the year ended December 31, 2013 was $0.5 million (2012 - $2.8 million). Of this amount for the year ended December 31, 2013, $0.2 million is included in cost of sales (2012 - $0.6 million), and $0.3 million is included in general and administrative expense for the year then ended (2012 – $2.2 million). The fair value of stock options granted during the year ended December 31, 2013 was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2013	2012
Weighted average fair value at grant date ($)	$1.22	$2.43
Expected dividend yield (%)	0%	0%
Average risk-free interest rate (%)	1.2%	1.3%
Expected life (years)	5.0	5.0
Expected volatility (%)	128%	125%
Forfeiture rate (%)	0%	0%

36

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013 and 2012
(Tabular amounts in thousands of US dollars unless otherwise noted)

Continuity of stock options outstanding is as follows:

	Options outstanding (000’s)	Weighted average exercise price (C$/option)
At December 31, 2011	6,021	3.76
Granted	818	2.76
Exercised	(23)	1.50
Expired	(546)	11.38
Forfeited	(24)	3.92
At December 31, 2012	6,246	2.97
Granted	515	1.44
Exercised	-	-
Expired	(1,043)	3.42
Forfeited	(198)	1.84
At December 31, 2013	5,520	2.78

The following information pertains to the options outstanding at December 31, 2013:

Options Outstanding				Vested
Exercise Price (C$)	Options outstanding (000’s)	Weighted average exercise price (C$/option)	Weighted average remaining contractual life (years)	Options outstanding (000’s)	Weighted average exercise price (C$/option)	Weighted average remaining contractual life (years)
1.42 - 2.50	1,668	1.53	1.05	1,668	1.53	1.05
2.51 - 3.50	3,371	3.10	1.65	3,366	3.10	1.65
3.51 - 4.50	161	4.50	2.69	161	4.50	2.69
4.51 - 7.40	320	5.11	2.39	320	5.11	2.39
	5,520	2.78	1.54	5,515	2.78	1.54

20.	Supplemental cash flow information

Years ended December 31	2013	2012
Change in operating working capital
Accounts receivable and other	$1,594	$(640)
Inventories	(7,826)	(6,570)
Accounts payable and accrued liabilities	31,092	(6,810)
	$24,860	$(14,020)

Years ended December 31	2013	2012
Operating activities include the following cash paid:
Interest paid	$1,050	$353
Income taxes paid	335	43
	$1,385	$396

37

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013 and 2012
(Tabular amounts in thousands of US dollars unless otherwise noted)

21.	Income taxes

	2013	2012
Current tax expense	$45	$469
Adjustments in respect of prior years	125	(493)
Total current tax expense (recovery)	170	(24)

Deferred tax recovery	(8,819)	(7,890)
Total deferred tax recovery	(8,819)	(7,890)
Income tax recovery	$(8,649)	$(7,914)

Effective April 1, 2013, the BC provincial tax rate increased from 10% to 11% resulting in an overall increase in the statutory rate from 25% to 25.75% for 2013. Income tax expense reported differs from the amount computed by applying the combined Canadian federal and provincial income tax rates, applicable to Veris Gold Corp., to the income (loss) before the tax provision due to the following:

	2013	2012
Loss before income taxes	$(75,301)	$(27,929)
Canadian federal and provincial income tax rates	25.75%	25.00%
Expected income tax recovery based on Canadian federal and provincial income tax rates	(19,390)	(6,982)
Increase (decrease) attributable to:
Non-deductible (taxable) items	(473)	(4,000)
Non-deductible share based payments	75	550
Utilization of previously unrecognized deferred tax assets	(2,149)	-
Change in unrecognized deferred assets	12,805	3,986
Effects of different statutory tax rates on earnings of subsidiaries	(4,689)	(1,747)
Nevada Net Proceeds Tax	170	469
Effect of foreign currency exchange rate change	3,940	(364)
Effect of flow through share renunciation	1,079	1,101
Impact of future income tax rates applied versus current statutory rates	(204)	-
Adjustment in respect of prior years	143	-
Other	44	(927)
	$(8,649)	$(7,914)

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31, 2013	December 31, 2012
Deferred tax assets:
Decommisioning and rehabilitation provision	$2,454	$1,465
Non-capital and net operating loss carry forwards	26,010	17,200
Excess tax value of property plant and equipment over book value	413	658
Other	-	87
	28,877	19,410

Deferred tax liabilities:
Excess book value of property plant and equipment over tax value	(24,209)	(22,156)
Mineral properties	(4,133)	(6,546)
Flow-through share premium	(334)	(344)
Unrealized foreign exchange gain and other	(986)	(11)
	(29,662)	(29,057)
Deferred tax liability, net	$(785)	$(9,647)

38

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013 and 2012
(Tabular amounts in thousands of US dollars unless otherwise noted)

In 2013, the Company included as part of the deferred tax liabilities, a premium on flow-through shares equal to $0.3 million (2012 - $0.3 million).

During 2013, the Company renounced C$4.8 million (2012 - C$5.6 million) of Canadian Exploration Expenditures to flow-through shareholders. The result of this renunciation was that the “Cumulative Canadian Exploration Expenditures” pool of the Company was reduced and a $1.4 million (2012 - $1.7 million) deferred tax liability was recorded on the date of filing the renunciation and a deferred tax expense recognized. In addition, in 2013 the company released $0.3 million (2012 - $0.6 million) of the flow-through share premium discussed above that offset the deferred tax liability and related expense recorded on renunciation.

Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	2013	2012
Decommisioning and rehabilitation provision	$60,383	$90,636
Non-capital and net operating loss carry forwards (i)	151,484	167,213
Financing costs	5,629	2,132
Unrealized foreign exchange losses	236	8,608
Mineral property and property plant and equipment book less tax basis	18,909	6,258
Mark to market adjustment	12,530	16,480
Other temporary differences	37,919	30,711
	$287,090	$322,038

(i)	The unrecognized tax losses will expire between 2015 and 2033.

The Company has income tax loss carry-forwards of approximately $13 million (2012 - $14 million) for Canadian tax purposes and $221 million (2012 - $203 million) for U.S. tax purposes. Under U.S. tax law, the Company experienced a number of changes of control largely due to raising capital through various private placements and public offerings. The U.S. tax implication to the Company is a limitation of the ability to utilize its U.S. net operating loss carry-forwards in future taxation years. The Company’s annual limitations are currently as follows:

Annual Limitation
Pre-2008 Losses	$0.3 million
Pre-2011 but Post-2008 Losses	$5.9 million (the “2010 Limitation”)

The 2010 Limitation may be increased to $31 million in the first five year period starting from the 2010 change of control date. In addition, the Company may have experienced another change of control in 2013 which may further restrict the Company’s ability to utilize its U.S. tax loss carry-forwards.

39

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013 and 2012
(Tabular amounts in thousands of US dollars unless otherwise noted)

The loss carry-forwards if unused expire as follows for both the Canadian and U.S. tax jurisdictions:

	Canadian Tax Jurisdictions	U.S. Tax Jurisdictions	TOTAL
2014-2020	$793	$-	$793
2021	-	-	-
2022	-	-	-
2023	-	-	-
2024	-	-	-
2025	-	-	-
2026	1,556	-	1,556
2027	2,991	-	2,991
2028	2,625	45,262	47,887
2029	1,298	38,617	39,915
2030	1,429	32,244	33,673
2031	353	67,359	67,712
2032	1,525	14,345	15,870
2033	277	23,099	23,376
	$12,847	$220,926	$233,773

22.	Segmented information

All of the Company’s operations are within the mining sector, primarily the acquisition, exploration and production of gold, conducted through operations in North America. As of December 31, 2013, the Company had one producing gold mine located in Nevada, USA and exploration properties in Canada (Yukon) and the USA. For the year ended December 31, 2013 and 2012, 100% of the Company’s gold production was sold through a single broker.

The Company’s operating segments reflect the Company’s geographical operations and are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, the Chief Operating Officer.

Year ended December 31, 2013	Canada	USA	Consolidated
Current assets	$1,594	$30,617	$32,211
Non current assets	22,459	258,281	280,740
Total assets	24,053	288,898	312,951

Current liabilities	16,205	183,130	199,335
Non current liabilities	13,245	53,886	67,131
Total liabilities	$29,450	$237,016	$266,466

Year ended December 31, 2012	Canada	USA	Consolidated
Current assets	$8,099	$41,122	$49,221
Non current assets	55,949	243,289	299,238
Total assets	64,048	284,411	348,459

Current liabilities	6,668	76,861	83,529
Non current liabilities	25,710	140,559	166,269
Total liabilities	$32,378	$217,420	$249,798

40

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013 and 2012
(Tabular amounts in thousands of US dollars unless otherwise noted)

Year ended December 31, 2013	Canada	USA	Consolidated
Mining sales	$-	$187,911	$187,911
Toll milling sales	-	8,068	8,068
Cost of sales (excluding depreciation & depletion)	-	180,885	180,885
Depreciation & depletion	85	20,648	20,733
Income tax expense (recovery)	(8,819)	170	(8,649)
Net income (loss)¹	(16,378)	(50,274)	(66,652)
Capital expenditures	$2,543	$38,760	$41,303

Year ended December 31, 2012	Canada	USA	Consolidated
Mining sales	$-	$160,561	$160,561
Toll milling sales	-	-	-
Cost of sales (excluding depreciation & depletion)	-	134,350	134,350
Depreciation & depletion	52	11,981	12,033
Income tax recovery	(7,890)	(24)	(7,914)
Net income (loss)¹	(12,227)	(7,788)	(20,015)
Capital expenditures	$6,453	$48,750	$55,203

1 Includes an impairment charge in Canada of $33.3 million (2012 - $31.8 million) (Note 11(b)).

23.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, restricted funds, accounts payable and accrued liabilities, borrowings, and derivative liabilities. The Company’s derivative liabilities include forward contracts, the embedded gold derivative component of borrowings, and warrants.

a)	Financial assets and liabilities classified as Fair Value Through Profit or Loss (FVTPL)

The Company’s financial assets and liabilities classified as FVTPL are carried at fair value with changes in fair value recorded in income. Interest income and expense are both recorded in income.

The Company’s derivative financial assets and liabilities classified as FVTPL are as follows:

		December 31,	December 31,
	Notes	2013	2012
Current derivative liabilities
Warrants	14	-	12
Derivatives embedded in convertible debt	16	164	467
Derivatives embedded in senior secured gold facility	15	229	-
Derivative forward contracts	13	23,403	7,006
		23,796	7,485
Non-current derivative liabilities
Derivative forward contracts	13	-	21,480
Warrants	14	3,322	8,700
		$3,322	$30,180

41

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013 and 2012
(Tabular amounts in thousands of US dollars unless otherwise noted)

b)	Other categories of financial instruments

Accounts receivables are classified as loans and receivables. Accounts payable and accrued liabilities, as well as the debt component of borrowings are classified as other liabilities and are measured at amortized cost, using the effective interest method. The fair values of accounts receivables, accounts payable and accrued liabilities approximate the carrying value because of the short term nature of these instruments.

The fair value of borrowings was determined using discounted cash flows at prevailing market rates and the fair value is approximately equal to the carrying value of the debt.

c)	Fair value measurements of financial assets and liabilities

The categories of fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

•	Level 1 – quoted prices in active markets for identical assets or liabilities;
•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3 – inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels during the reporting period.

An assessment of the company’s financial instruments carried at fair value is set out below:

	December 31, 2013		December 31, 2012
	Level 1	Level 2	Level 1	Level 2
Financial Assets
Cash and cash equivalents	$1,161	$-	$9,295	$-
Restricted funds	56,369	-	59,307	-
	57,530	-	68,602	-
Financial Liabilities
Derivatives embedded in convertible debt	-	164	-	467
Derivatives embedded in senior gold facility	-	229	-	-
Warrants	-	3,322	-	8,712
Derivative forward contracts	-	24,086	-	28,486
	$-	$27,801	$-	$37,665

The fair value measurement methodologies used for the level 2 inputs were as follows:

The fair value of the derivative liability forward contracts (Note 13) are calculated using quoted forward gold curve prices applied to the amount of ounces the Company is obligated to deliver under the terms of the forward contract liability;

The fair value of derivative liability warrants (Note 14) is calculated using an option pricing model with the following assumptions: no dividends are paid, weighted average volatilities of the Company’s share price of 90%, weighted average expected lives of the warrants of 2.5 years, and weighted average annual risk-free rates of 1.11%;

The fair value of the embedded derivative liabilities represented by the equity conversion options included in the convertible debt instruments (Note 16) is determined through forecasted conversion option values determined through Monte Carlo simulation analysis’; and,

42

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013 and 2012
(Tabular amounts in thousands of US dollars unless otherwise noted)

The fair value of the embedded derivative liabilities arising from the Collars included in the Deutsche Bank Agreements (Note 15), is determined by reference to the aggregated value of certain gold calls with pricing and settlement dates similar to (i) the Collars’ pricing; and (ii) the Agreements’ scheduled future gold delivery obligation dates.

At December 31, 2013 there were no financial assets or financial liabilities recognized at fair value on a non-recurring basis.

d)	Financial Risk Management

The Company is exposed to the certain risks through its use of financial instruments, including market risk (currency risk, interest rate risk and commodity price risk), credit risk, and liquidity risk.

The Company manages its exposure to risk through the identification and analysis of risks faced by the Company, setting appropriate risk limits and controls, and monitoring those risks and adherence to the limits and controls that are established. Risk management is carried out by senior management under the approval of the Board of Directors. Risk management practices are reviewed regularly by senior management and the Audit Committee to reflect changes in market conditions and the Company’s activities.

Market risk

Market risk is the risk that changes in market factors, such as foreign exchange rates, interest rates or commodity prices will affect the fair values or future cash flows of the Company.

(i)	Currency risk

Results are reported in US dollars. The majority of our operating and capital expenditures are denominated and settled in US dollars. The largest single exposure we have is to the Canadian dollar through cash holdings and corporate administration costs. Consequently, fluctuations in the US dollar exchange rate against the Canadian dollar increases the volatility of corporate administration costs and overall net earnings, when translated into US dollars. The Company manages this risk by maintaining funds in Canadian dollars to support the cash requirements of those operations. The Company does not use any foreign exchange contracts to hedge these currency risks.

The Company is exposed to currency risk through the following financial assets and liabilities denominated in Canadian dollars:

In thousands of CAD	December 31,	December 31,
	2013	2012
Cash and cash equivalents	$-	$6,674
Accounts receivable	1,144	735
Restricted funds	3,786	3,700
Accounts payable and accrued liabilities	$(6,428)	$(6,160)

Based on the above net exposures as at December 31, 2013, a 10% appreciation or depreciation in the Canadian dollar against the US dollar, assuming all other variables remain constant, would result in $0.1 million (2012 - $0.5 million) increase or decrease, respectively, in operating results and shareholders’ equity.

43

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013 and 2012
(Tabular amounts in thousands of US dollars unless otherwise noted)

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents. The Company’s cash and cash equivalents contain highly liquid investments that earn interest at market rates. Fluctuations in market interest rates do not have a significant impact on the Company’s results from operations due to the short term to maturity of the investments held.

The Company is not exposed to interest rate risk on any borrowings because they are all held at fixed interest rates.

(iii)	Commodity price risk

The Company sells its gold production in the world market. The market prices of gold are the primary drivers of our profitability and ability to generate free cash flow. All of our future gold production is unhedged in order to provide our shareholders with full exposure to changes in the market gold price.

The Company is also exposed to fluctuations in the market prices of gold through our derivative and non-derivative forward gold contracts as increases in the market prices of gold will increase the value of gold used for settlement of these contracts.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises from cash and cash equivalents, restricted funds, and trade and other receivables. For cash and cash equivalents, restricted funds, and trade and accounts receivable, credit risk exposure equals the carrying amount on the statement of financial position.

(i)	Cash and cash equivalents

The Company manages its credit risk on cash and cash equivalent balances by maintaining balances with Tier 1 Canadian banks with a Standard & Poor’s rating of AA.

(ii)	Restricted funds

The Company has funds of $50.8 million included in restricted funds (Note 10) with a third party insurer with a Standard & Poor’s rating of A+ to fund future reclamation costs at Jerritt Canyon. The Company maintains title to these funds should the third party be in default of their obligations or enters into bankruptcy protection.

Also included in restricted funds is $2.0 million in an escrow account held in the Company’s name at a European bank with a Standard & Poor’s rating of A+ (Note 10). These funds relate to the senior secured gold facility (Note 15), and will be made available to the Company when defined production targets are achieved.

The remaining $3.6 million in restricted funds at December 31, 2013, which relate to a water use license letter of credit and cash pledged as security for letters of credit (Note 10), are held as short term deposits with a Tier 1 Canadian bank with a Standard & Poor’s rating of AA-.

44

Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013 and 2012
(Tabular amounts in thousands of US dollars unless otherwise noted)

Liquidity risk

Liquidity risk is the risk of loss from not having sufficient funds to meet financial obligations as they fall due. The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on demand to meet expected operating expenses.

The following are the contractual maturities of the undiscounted cash flows of derivative and non-derivative liabilities at December 31, 2013 and 2012:

	Less than 3 months	4 to 12 months	1 to 2 years	Greater than 2 years	Total
Accounts payable and accrued liabilities	$84,373	$-	$-	$-	$84,373
Finance lease obligations	1,043	2,617	1,945	340	5,945
Convertible debt	10,000	-	6,511	7,813	24,324
Forward contracts	24,086	-	-	-	24,086
Senior secured debt facility	16,932	38,097	34,417	-	89,446
At December 31, 2013	136,434	40,714	42,873	8,153	228,174

Accounts payable and accrued liabilities	35,431	-	-	-	35,431
Finance lease obligations	674	1,732	2,229	1,322	5,957
Convertible debt	-	-	-	15,312	15,312
Forward contracts	28,486	-	-	-	28,486
At December 31, 2012	$64,591	$1,732	$2,229	$16,634	85,186

e)	Managing Capital

The Company manages capital so as to support the capital required for the ongoing operations, and for development of the Companies mineral properties.  The capital of the Company consists of shareholders’ equity; debt and convertible debt instruments; and, cash.

The capital structure of the Company is evaluated by management on an ongoing basis and is adjusted as changes occur in both the economic conditions of the industry in which the Company operates, and the capital markets available to the Company.   A component of managing capital includes planning, budgeting and forecasting processes to determine the Company’s capital requirements.  As part of the management of capital, subsequent to December 31, 2013, the Company appointed a Restructuring Special Committee (the “Special Committee”) to investigate strategic refinancing alternatives, and to plan the financial restructuring of the Company. The Special Committee, which is comprised of two independent Directors and one non-independent Director, has engaged, Raymond James Inc. as its sole investment banking advisor to assist with identifying and evaluating refinancing alternatives.

24.	Earnings per share

As a result of the diluted net loss incurred during the year ended December 31, 2013, the effect of the convertible debt and convertible note (Note 16), 44,550,000 warrants (Note 14), and 5,520,000 options (Note 19) outstanding was anti-dilutive, and therefore excluded from the computation of diluted net loss per share.

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Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013 and 2012
(Tabular amounts in thousands of US dollars unless otherwise noted)

25.	Commitments and contingencies

The complex nature of the Company’s operations, as well as the regulatory environment in which it operates can result in occasional claims; investigatory matters; and, legal and tax proceedings that arise from time to time.  Each of these matters is subject to various uncertainties and may ultimately be resolved with terms unfavorable to the Company.   This being the case certain conditions may exist as of the date the financial statements are issued, which could result in a loss to the Company.  In the opinion of management none of these matters are expected to have a material effect on the results of operations, or the financial condition, of the Company. In the event of a change in management’s estimate of the future resolution of such matters, the Company will recognize the effects of the change in its consolidated financial statements at that time.

a)	On April 22, 2009, the Company received a notice of complaint from the U.S. Department of Justice (“DOJ”) representing the Environmental Protection Agency (“EPA”), alleging the Company had violated specific provisions of the Resource Conservation and Recovery Act relating to the generation, storage, handling, and disposal of hazardous wastes at the Jerritt Canyon facility. The Company responded to the allegations and had numerous discussions with the EPA on the matter in order to determine the nature of the violations. In December of 2013 the Company negotiated a tentative settlement with the DOJ and the EPA which involves entering into a Consent Decree (“CD”) outlining the ongoing reporting requirements of the Company and, once this CD is ultimately and duly entered by a court of competent jurisdiction, a settlement payment of $1.1 million will be due within 60 days thereof. No admission of fault has been made with respect to these matters. Based on numerous factors, including economic considerations such as the ultimate cost and time required to prepare a defense of this matter, the Company made the decision that it would be better served with a settlement arrangement in this manner. A provision of $1.1 million relating to these matters has been made as of December 31, 2013.

b)	On September 30, 2013, the EPA filed an administrative complaint in EPA Region IX against the Company alleging violations of the Emergency Planning and Community Right-to-Know Act for the alleged failure to properly file Toxic Release Inventory Form Rs. The Company has responded to the EPA and been engaged in ongoing discussions with the EPA in order to determine the nature of the alleged violations. Discussions continue to proceed toward a possible settlement and discussions on settling the matter without admitting liability are actively underway. The final outcome and the extent of any potential liability or settlement payment(s), if any, is not yet determinable.

c)	During the fourth quarter of 2013 the Company and the NDEP negotiated and executed a second modified consent decree (the “Second Modified CD”), modifications were made to remove all the completed items included in the previous consent decree; and, to refine the timelines for the remaining restoration projects, primarily the engineering, design and implementation of facilities for the treatment of water seepage from the resurfaced RDA sites. In conjunction with these revised timelines for the water treatment plans, the Second Modified CD includes an agreement by the Company to secure $10 million of bonding before May 30, 2014 to provide surety for the potential solutions that will be put in place. By securing this bonding the Company can avoid all outstanding penalties and interest amounts potentially due to the NDEP, which could total as much as $10.5 million. Subsequent to year end, the Company failed to meet the first two payments for bonding which were necessary to have the penalties waived. The Company continues to work with the NDEP but has recorded a provision of $10.6 million for penalties which may be payable in the event that the Company is unable to resolve this matter.

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Notes to Consolidated Financial Statements
For The Years Ended December 31, 2013 and 2012
(Tabular amounts in thousands of US dollars unless otherwise noted)

d)	The Company is required to incur $5.0 million on exploration in Canada before January 1, 2015 in order to be able to satisfy its obligations to renounce the related tax benefit as required by flow-through share financings closed in the year ended December 31, 2013. The Company would record a provision after January 1, 2015, of $2.2 million, to satisfy flow-through share obligations in the event that the Company did not incur and renounce further exploration expenditures in Canada after December 31, 2013.

e)	Lease Commitments

The Company is committed under various operating leases to the following annual minimum payments:

	2013	2012
2013	$-	$225
2014	316	215
2015	210	143

	$526	$583

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